EXHIBIT 99.8

MANAGEMENT DISCUSSION & ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

Effective Date

This Management Discussion and Analysis (“MD&A”) is prepared as of August 15, 2022. It contains certain forward-looking statements that involve known and unknown risks and uncertainties which are beyond the control of Vox Royalty Corp. ("Vox" or the “Company”). Readers should read the sections of this MD&A entitled “Risk Factors” and “Forward Looking Information”. This MD&A should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2022 as well as the audited consolidated financial statements of the Company for the year ended December 31, 2021. The unaudited condensed interim consolidated financial statements for the period ended June 30, 2022 have been prepared in compliance with International Accounting Standard 34, Interim Financial Reporting. The policies applied in the unaudited condensed interim consolidated financial statements are based on International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

Management is responsible for the preparation of the consolidated financial statements and this MD&A. All dollar figures in this MD&A are expressed in United States dollars, unless stated otherwise.

Table of Contents

Effective Date	2
Table of Contents	2
Overview	3
Highlights for the Three and Six Months Periods Ended June 30, 2022	3
Outlook for the Second Half of 2022	7
Asset Portfolio	7
Summary of Quarterly Results	10
Liquidity and Capital Resources	12
Off-Balance Sheet Arrangements	13
Commitments and Contingencies	13
Related Party Transactions	13
Changes in Accounting Policies	14
Recent Accounting Pronouncements	14
Outstanding Share Data	14
Critical Accounting Judgements and Estimates	14
Financial Instruments	14
Internal Controls Over Financial Reporting	16
Risks and Uncertainties	17
Forward-Looking Information	23
Third-Party Market and Technical Information	24

Abbreviations Used in This Report

Abbreviated Definitions
Periods Under Review	Interest Types		Currencies
Q2 2022 The three-month period ended June 30, 2022	“NSR”	Net smelter return royalty	“$” United States dollars
Q1 2022 The three-month period ended March 31, 2022	“GRR”	Gross revenue royalty	“A$” Australian dollars
Q4 2021 The three-month period ended December 31, 2021	“FC”	Free carry	“C$” Canadian dollars
Q3 2021 The three-month period ended September 30, 2021	“PR”	Production royalty
Q2 2021 The three-month period ended June 30, 2021	“GPR”	Gross proceeds royalty
Q1 2021 The three-month period ended March 31, 2021	“GSR”	Gross sales royalty
Q4 2020 The three-month period ended December 31, 2020	“FOB”	Free on board
Q3 2020 The three-month period ended September 30, 2020

2

Vox Royalty Corp. Management Discussion & Analysis For the three and six months ended June 30, 2022

Overview

Vox is a mining royalty company focused on building a portfolio of royalties across a diverse mix of precious metals assets. Vox has a unique mandate to opportunistically acquire royalties on quality assets at attractive prices over a diverse portfolio of underlying hard rock commodities including precious metals, base and battery metals as well as certain bulk commodities. Precious metals assets currently make up over 70% of the assets underlying the Company’s royalties by royalty count.

The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest return on invested capital in the mining royalty sector. Since the beginning of 2019, Vox has announced over 20 separate transactions to acquire over 50 royalties.

The Company’s common shares trade on the TSX Venture Exchange under the ticker symbol “VOX”, and on the OTCQX under the symbol “VOXCF”.

Further information on Vox can be found at www.voxroyalty.com and on SEDAR at www.sedar.com.

The following table shows the Company’s asset count as of the date of this MD&A:

Asset stage	Current
Producing	6
Development(1)	23
Exploration	30
Total	59

(1) Development assets include the following: mining study completed (Preliminary Economic Assessment (“PEA”) / Pre-Feasibility Study / feasibility), construction, care & maintenance, toll-treatment, based on public filings.

Highlights for the Three and Six Months Periods Ended June 30, 2022

Financial and Operating

•

Record Q2 royalty revenue receipts of $3,165,030. Revenue receipts were allocated $1,750,754 to the income statement and $1,414,276 capitalized as a reduction to the acquisition purchase price of the Wonmunna royalty, covering the period April 1, 2022 to May 25, 2022 (the pre-acquisition period);

•	Record Q2 2022 recognized revenues of $1,750,754 and year-to-date revenues of $3,221,773 for the six months ended June 30, 2022;
•	Record gross profit of $1,444,878 and $2,609,171 for the three and six months ended June 30, 2022;
•	Increased producing royalty asset count to six during the quarter, with inaugural revenues received from the Wonmunna royalty, an uncapped 1.25% to 1.50% GRR (>A$100/t iron ore);
•	Completed the acquisition of six royalties during Q2 2022, including the producing Wonmunna royalty asset;
•	Achieved full payback on Segilola gold royalty purchase price of C$900,000 during the quarter, within 6 months of first royalty receipt;
•	Strong balance sheet position at quarter end, including:

o	Cash and accounts receivable of $4,747,167;
o	Working capital of $2,916,911;
o	Total assets of $39,805,541; and

•	Purchased and cancelled 70,100 common shares pursuant to the Company’s normal course issuer bid (“NCIB”), during the six months ended June 30, 2022.

Royalty Acquisitions

On April 27, 2022, Vox completed the acquisition of a portfolio of two royalties from a private South African registered company (the “SA Vendor”). The royalties include a 1.0% gross receipts royalty over the Dwaalkop Project and a 0.704% gross receipts royalty over the Messina Project, which collectively cover the full extent of the Limpopo PGM Project (“Limpopo”). The upfront consideration issued to the SA Vendor was C$1,500,000, settled by the issuance of 409,500 common shares of the Company. The Company will make additional cash payments or issue additional common shares (at Vox’s sole election) of up to C$8,900,000 upon achievement of certain production milestones at Limpopo.

3

Vox Royalty Corp. Management Discussion & Analysis For the three and six months ended June 30, 2022

On May 26, 2022, Vox completed the acquisition of a producing royalty over the Wonmunna iron ore mine from a private company. The royalty is a 1.25% to 1.50% sliding scale GRR, with 1.25% payable when the benchmark 62% iron ore price is below A$100/t and 1.50% GRR payable when the benchmark 62% iron ore price is above A$100/t. Notwithstanding the acquisition date of the royalty, all royalty payments due and payable to the holder of the royalty are for the benefit of Vox commencing April 1, 2022. Royalty revenues earned for the period April 1, 2022 to May 25, 2022 have been netted against the carrying amount of the corresponding royalty asset in the Company's Q2 2022 consolidated financial statements and subsequent to May 25, 2022, recorded as royalty revenue on the income statement. The consideration paid on closing was as follows:

-	Cash $4,050,000 (inclusive of a $50,000 deposit paid prior to closing);
-	4,350,000 common shares;
-	3,600,000 common share purchase warrants with an exercise price of C$4.50 and an expiry date of March 25, 2024; and
-	In addition, there was a holdback amount of $700,000 (recorded as restricted cash) that becomes due and payable following the completion of certain conditions for a period up to December 31, 2024.

On June 3, 2022, Vox completed the acquisition of two royalties from an individual prospector residing in Canada, along with any personal rights held to a third potential royalty. The royalties include a 1.0% NSR royalty over part of the Goldlund Project in Ontario, an effective 0.60% NSR royalty over the Beschefer Project in Quebec, and any personal rights held to a 1.50% NSR royalty over the Gold River deposit in Ontario. The upfront consideration paid to the individual prospector was a cash payment of C$100,000. The Company will make additional cash payments or issue additional common shares (at Vox’s sole election), subject to the satisfaction of certain conditions, as follows: C$500,000 or issue up to a maximum of 184,399 common shares in September 2022, C$700,000 or issue up to a maximum of 258,159 common shares in January 2023 and C$500,000 or issue up to a maximum of 184,399 common shares in December 2023.

On June 9, 2022, Vox acquired all of Terrace Gold’s (a subsidiary of Nuheara Limited) rights and interests in an agreement with Lumina Copper S.A.C, which includes the right to receive the El Molino royalty. The upfront consideration issued to Nuheara Limited was $50,000, settled by the issuance of 17,959 common shares of the Company. A further payment of $450,000 is payable in cash, following the registration of the El Molino royalty rights on the applicable mining title in Peru and the satisfaction of other customary completion conditions.

Development of Royalty Assets

During the quarter ended June 30, 2022, the Company’s operating partners continued to explore, develop, and expand the projects underlying the Company’s royalty assets.

Key development news for Q2 2022 is summarized as follows:

•

On April 18, 2022, Gold Standard Ventures Corp. (“GSV”) announced that the first stage exploration program for 2022 includes approximately 5,700 meters of reverse-circulation and core drilling over 20 holes with drilling scheduled to start in May 2022. Based on the results of the first stage exploration program, GSV intends to develop a second stage exploration program to be completed in the fall and winter of 2022.

•

On April 19, 2022, Black Cat Syndicate Limited (“Black Cat”) announced that it entered into binding agreements to acquire 100% of the Coyote and Paulsens gold operations from Northern Star Resources Limited (“Northern Star”) for total consideration of up to A$44.5M (cash, stock and contingent deferred cash), which Vox holds a 0.75% GRR (>250koz cumulative production) over the Merlin gold deposit, and a 1.75% GRR (>250koz cumulative production hurdle that is combined with the Ashburton gold royalty) over the Electric Dingo gold deposit.

•

On April 21, 2022, Black Cat included in its investor presentation that it is undertaking a tender to mine and toll-treat the fully approved royalty-linked Myhree open pit deposit with interested toll milling partners around Kalgoorlie. If acceptable toll milling terms are agreed, Black Cat will mine Myhree during 2022/2023.

•

On April 21, 2022, Jangada Mines plc (“Jangada”) announced that it has updated the Pitombeiras technical report, which supersedes the PEA published in 2021. The updated technical report includes the titanium component of the project and provides for the following updated results:

o	100.3% post-tax IRR;
o	$96.5 million post-tax Net Present Value (“NPV”) at an 8% discount rate;
o	All-in capital expenditures totaling $18.5 million;
o	Post-tax payback time of 13 months;
o	Approximately 9 year Life of Mine (“LOM”) based on the current estimated minable resource of 5.5Mt, producing total forecast contained metal tonnages of 1.74Mt Fe / V2O5 and 66kt TiO2;
o	$415 million total gross revenue, applicable to Vox’s 1% NSR; and
o	Exploration potential to increase LOM remains open.
•

On April 27, 2022 and May 3, 2022, Northern Star announced preparation for open pit mining operations at the Otto Bore deposit have commenced, confirmed by open pit pre-stripping observed by Vox management via satellite imagery, and all required environment studies have been completed and relevant vegetation clearance, dewatering permit have been granted. The Mining Proposal has been approved, however it will be revised and resubmitted to accommodate extension of the new reserve pit.

•

On May 16, 2022, Develop Global Limited (“Develop”) announced exceptional final results from the A$10M drilling program and that a resource update for Sulphur Springs is scheduled for release in the September 2022 quarter.

•

On May 25, 2022, Tartisan Nickel Corp. (“Tartisan”) announced that it has commenced construction on an all-season road into the Kenbridge nickel-copper project and that it has received the necessary work permit from the Ministry of Northern Development, Mines, Natural Resources and Forestry to conduct the road maintenance and all necessary upgrades, including brushing, ditching, graveling and installing culverts.

4

Vox Royalty Corp. Management Discussion & Analysis For the three and six months ended June 30, 2022

•

On June 10, 2022, Black Cat announced that reverse circulation (“RC”) drilling at Myhree has commenced to complete the remaining 50% of grade control drilling over the upper 50m of the ore reserve, with the program expected to be completed in June 2022. Once completed, all pre-development drilling at Myhree will be completed. This will allow mining to commence either as part of a toll treatment arrangement or as the first open pit to be development once the Kal East processing facility is constructed.

•

On June 13, 2022, GSV, operator of the South Railroad gold project, announced that they have entered into a definitive agreement with Orla Mining Ltd., whereby Orla Mining Ltd. will acquire all of the issued and outstanding shares of GSV by way of a court-approved plan of arrangement.

•

On June 28, 2022, Silver Mines Limited (“Silver Mines”) announced that drilling has resumed at the Barabolar silver-lead-zinc project. The initial program of 2,000 metres to be completed by the end of the September quarter, is the first modern exploration in the area.

•	On June 29, 2022, Kalamazoo Resources Limited (“Kalamazoo”) announced that planning is underway for an extensive Phase III exploration drilling program to commence in the second half of 2022.
•

On June 29, 2022, Mineral Resources Limited announced that it received approval for the amended Wonmunna Mining Proposal that was submitted in February 2022 to the Western Australian Environmental Protection Authority to expand the annual maximum production rate at Wonmunna from 10Mtpa to 13.5Mtpa.

Subsequent to the end of Q2 2022, the following key development news flow was released:

•

In its July 5, 2022 presentation, Genesis Minerals Limited (“Genesis”) disclosed that it has received firm commitments to raise up to A$100M, with proceeds to include funding of the development of Ulysses gold project.

•

On July 8, 2022, the Binduli North heap leach project was officially opened at a ceremony organized by Norton Gold Fields, a subsidiary of Zijin Mining Group Co., Ltd. (“Zijin”) and attended by the Western Australian Government.

•

On July 11, 2022, Brightstar Resources Limited (“Brightstar”) announced that 12 holes were drilled for 1,278m at the Alpha West target to test for opportunities to mine a shallow open pit where previous anomalous drilling had been recorded. According to Brightstar, historic drilling has shown indications of near surface mineralisation that may support a small open pit in this area 800m north-west of the current open pit and provide a second access to deeper mineralisation should it be confirmed as an opportunity for underground mining in the future.

•	On July 12, 2022, Tartisan announced the completion of a positive PEA for the Kenbridge nickel project. Highlights of the PEA include:
o	9-year mine plan based on 1,500 tonne per day underground mining and processing operation;
o	Measured and Indicated Mineral Resources represent 3,508,000 tonnes at 0.70% Ni, 0.35% Cu and 0.01% Co (54 Mlb Ni, 27 Mlb Cu);
o	Inferred Mineral Resources represent 1,013,000 tonnes at 1.21% Ni, 0.56% Cu and 0.01% Co (27 Mlb Ni, 13 Mlb Cu;
o	USD metal prices used in the PEA were $10/lb Ni, $4/lb Cu and $26/lb Co;
o	LOM revenues from net smelter returns are estimated at $837M;
o	LOM operating costs are estimated at $292M;
o	LOM capital costs are estimated at $227M and include pre-production capital costs of $134M;
o	After-tax NPV is estimated at $109M using a 5% discount rate; and
o	After-tax Internal Rate of Return (“IRR”) is 20%.
•	On July 13, 2022, Corazon Mining Limited provided an update on activities at the Lynn Lake nickel-copper-cobalt project, which included mining study results that are expected in Q3 2022.
•

On July 14, 2022, Silver Mines reported that drilling had returned the deepest, high-grade intercept of silver at the Bowdens Project from a vertical depth of 415 metres in the Bundarra Zone and that the underground mineral resource estimate is expected to be finalized by H&S Consultants in the current quarter.

•	On July 20, 2022, Northern Star announced that:
o

Open pit mining continues with D Zone pre-strip (non-royalty linked at Thunderbox mine) and the installation of key infrastructure at Otto Bore to support open pit mining operation (royalty-linked); and

o

12% of the groups growth CAPEX in fiscal year 2023 of A$650M is to be spent on the Yandal hub for the completion of the Thunderbox mill expansion which is on track and on budget for commissioning and ramp up in the first half of 2023, establishment of the Otto Bore mine, and a new tailings dam.

•

On July 21, 2022, Quantum Graphite Limited announced that it received commitments from sophisticated investors to raise approximately A$4M. The funds will include being used to expand the Uley 2 definitive feasibility study from the existing production capacity of 55,000tpa to a target capacity of approximately 95,000tpa.

5

Vox Royalty Corp. Management Discussion & Analysis For the three and six months ended June 30, 2022

Key earlier development news for the first quarter of 2022 is summarized as follows:

•

On January 18, 2022, Silver Mines announced that it has four drill rigs on site continuing a 30,000m diamond drilling program. The results from this drilling program will form the basis for a mineral resource estimate as part of a Scoping Study of underground mining scenarios.

•	On January 20, 2022, Kalamazoo announced that planning is underway for extensive Phase III drilling and exploration program to commence in early 2022.
•

On January 25, 2022, Black Cat announced that it was granted a Work Approval Permit for the construction of the planned 800ktpa processing facility at Majestic. The only outstanding permit required for mine development and mill construction is the Tailings Storage Facility mining proposal.

•

On February 10, 2022, Develop announced that the results from its most recent drilling program point to a substantial conversion of Inferred to Indicated Resource classification. The upgrade in resource classification will pave the way for Develop to update reserves, mine development plans, project costings and to finalize funding options.

•	On February 23, 2022, GSV announced the following feasibility study results for the South Railroad gold project in Nevada:
o	After-tax IRR of 62% and NPV5 of $487M at a “Spot Gold Price” of $1,899.20 per ounce and after-tax IRR of 44% and NPV5 of $315M at $1,650 per ounce (“Base Case Gold Price”);
o	Payback of 1.6 years at the Spot Gold Price and 1.9 years at the Base Case Gold Price;
o	29% increase in mineral reserves to 1.6 million gold ounces;
o	10.5-year operating life with total gold production of over 1 million ounces, with an average gold production of 152,000 ounces over the first four years;
o	Launch of construction financing process, targeting 75% from non-equity sources, to be completed this year in advance of final construction permits; and
o	Orion Mine Finance to provide GSV with a term sheet of up to $200 million to support the construction of the South Railroad Project.

•

On February 23, 2022, Alamos Gold Inc. (“Alamos”) announced that the total capital budget for Lynn Lake in 2022 is $14M, including $11M for development activities and $3M for exploration. The development activities will be focused on environmental work in support for permitting detailed engineering and other site access upgrades. The approval of the Environmental Impact Statement (“EIS”) for the project is expected in the second half of 2022, following which Alamos expects to make a construction decision.

•	On March 16, 2022, Norwest Minerals Limited (“Norwest”) announced:
o	The Bulgera gold resource estimate increased 113% to 5.1Mt @ 1.2g/t gold for 200,130 ounces;
o	RC and diamond drilling conducted in 2021 intersected wide zones of gold mineralisation to extend the main lode beyond 500m down dip of the shallow Bulgera open pit;
o	Bulgera gold mineralisation has high recovery (up to 98%) and low-cost processing characteristics; and
o	Norwest is to commence deep RC drilling for additional gold bearing shear zones in the highly mineralized Bulgera gold project area.
•

On March 20, 2022, in the Zijin 2021 annual report it announced that the application for permits and licenses of the Binduli North project has been completed, project construction is fully underway and approximately A$160M (RMB 0.757 billion) of the total Binduli expansion budget of A$462M (Binduli North and South) has been invested by Zijin as at December 31, 2021. It is anticipated that the project will complete construction and commence production from the Binduli North portion of the Janet Ivy project in the second half of 2022.

•	On March 24, 2022, ValOre Metals Corp. announced an updated NI 43-101 resource estimate for the Pedra Branca platinum group elements project, with highlights including:
o	2,198Koz palladium + platinum + gold (“2PGE+AU”) in 63.6Mt grading 1.08g/t 2PGE+AU;
o	106% increase to the 2019 inferred mineral resource;
o	C$6.1M spent on exploration and development since the 2019 resource;
o	17,434m have been drilled since 2019;
o	Extensive growth potential remains at Massapê, Santo Amaro, Trapia, and Cedro, in addition to advanced exploration targets property-wide; and
o	Regional exploration by Trado drilling continues to advance new prospects to RC or core drill targets.
•	On March 29, 2022, Genesis announced a substantial resource update for the Ulysses/Leonora gold project, with highlights including:
o	Total Mineral Resource at Leonora has grown to 2.0Moz, up 409,000oz or 25% from 1.6Moz as at March 31, 2021;
o	Recent shallow Puzzle North discovery contributed maiden resource of 6.1Mt @ 1.2g/t for 232,000oz, with further growth anticipated;
o	Total combined Puzzle North and Puzzle resource stands at 5,765Kt @ 1.1g/t for 204,000oz Indicated and 2,950Kt @ 1.1g/t for 107,000oz Inferred at a 0.5g/t cut-off grade;
o	Exploration in 2022 will target depth and strike extensions to Puzzle and Puzzle North, including the untested “Puzzle Gap”; and
o

Metallurgical test work has been carried out as part of the Leonora feasibility study at Puzzle North and Puzzle confirming that the ore is amenable to conventional cyanide leaching. Ongoing test work by Genesis has confirmed gold recoveries from primary ore to be ~90% to 95%.

•	In March 2022, Zijin filed a mining proposal for the Binduli North heap leach gold project, which included:

o

33% increase in forecast ore tonnages from the previously filed December 2020 Mining Proposal report (and Janet Ivy Technical Report dated October 5, 2021), with total Binduli North life of mine ore tonnages increased from 41Mt @ 0.6g/t Au for 787Koz to 55Mt @ 0.6g/t Au for 1,103Koz;

6

Vox Royalty Corp. Management Discussion & Analysis For the three and six months ended June 30, 2022

o	Significant increase in gold royalty tonnages covered by the Vox royalty expected over the project over the +10 year mine life of the expansion project; and
o	Plans to install up to 8MW of single axis tracking solar PV, reducing reliance on diesel generated power.

Normal Course Issuer Bid

On November 18, 2021, the Company renewed its NCIB, allowing the Company to purchase up to 1,968,056 common shares during the period of November 19, 2021 through November 18, 2022. The NCIB provides the Company with the option to purchase its common shares for cancellation from time to time. During the six months ended June 30, 2022, the Company purchased and cancelled 70,100 common shares.

Outlook for the Second Half of 2022

Production Stage Assets

Vox has increased its producing royalty asset count within its existing portfolio from two at the end of 2020 to six by the end of Q2 2022 (excluding the divested Graphmada graphite royalty). For the remainder of 2022, Vox anticipates that the following royalty assets have the potential to supplement its current producing royalty asset count:

•	Janet Ivy (Binduli North expansion): A$0.50/t production royalty in Western Australia, covering the Janet Ivy gold mine (expected to commence production in the second half of 2022);
•	Otto Bore: 2.5% NSR (42Koz - 100Koz) in Western Australia, covering Northern Star’s Otto Bore deposit that is planned to be processed at the nearby Thunderbox gold operations (expected to commence mining in Q3 2022);
•	Pitombeiras: 1% NSR in Brazil, covering the Pitombeiras vanadium, titanium and iron ore project (trial mining has potential to commence in late 2022); and
•	Bulong: 1% NSR in Western Australia, covering the Bulong gold project. If acceptable toll milling terms are agreed, Black Cat plans to mine the high grade Myhree open pit deposit from late 2022 onwards.

Development Assets

Based on operator guidance, Vox anticipates the following key catalysts for its development and exploration stage royalties during the remainder of 2022:

•	Goldlund: Pre-Feasibility Study for Goliath Gold Complex in the second half of 2022, as referenced in Treasury Metals’ July 2022 corporate presentation;
•	South Railroad: completion of a final EIS, receipt of a Record of Decision permit and preparations for a construction decision, as summarized by GSV in its press release dated February 23, 2022;
•

Mt Ida: Update on construction activities by Aurenne Group or by construction partner GR Engineering Services Limited (“GR Engineering"), as referenced in GR Engineering’s investor presentation dated February 22, 2022;

•	Bowdens: Underground resource estimate and expansion scoping study to be completed in Q3 2022, as discussed on July 14, 2022;
•	Pitombeiras: Titanium oxide added to full feasibility, offtake advanced and production decision made, as referenced in July 2022 Jangada corporate presentation;
•	Lynn Lake (Maclellan): Updated feasibility study and EIS approval anticipated in the second half of 2022, as announced by Alamos on July 28, 2022;
•	Sulphur Springs: Resource update anticipated in the second half of 2022, as discussed in Develop’s June 2022 quarterly report;
•	Ashburton: extensive Phase III exploration drilling program to commence in the second half of 2022 and development study expected in Q3 2022, as discussed on July 29, 2022; and
•	Bullabulling: Feasibility study anticipated in the second half of 2022.

Continued organic news flow is expected throughout the remainder of 2022, due in large part to Vox’s operating partners and their approximately 200,000m (targeted) partner-funded drilling on royalty-linked projects.

Additional Opportunities

Although the Company is primarily focused on building its portfolio of royalties, Vox management believes that there may be opportunities to maximize the value of its assets through the sale, assignment or transfer of certain royalties, or the right to acquire certain royalties, to third parties. Vox is committed to maximizing per share shareholder value and will consider creative opportunities to achieve this commitment as the royalty and streaming sector evolves.

Asset Portfolio

As of the date of this MD&A, Vox owns 59 royalties and streaming assets, including one royalty option. Vox ended the second quarter with six producing royalty assets and expects to increase its producing royalty asset count within its existing portfolio to ten by the end of 2023. In addition, the Company owns a number of royalties and streams on development and exploration stage projects. Vox’s interests span eight jurisdictions, including 35 royalty assets in Australia and 11 in North America.

7

Vox Royalty Corp. Management Discussion & Analysis For the three and six months ended June 30, 2022

The following table summarizes each of Vox’s royalty and streaming assets:

Asset	Royalty Interest	Commodity	Jurisdiction	Stage	Operator
Segilola	1.5% NSR (subject to $3.5M cap)	Gold	Nigeria	Producing	Thor Explorations Ltd.
Janet Ivy	A$0.50/t royalty	Gold	Australia	Producing	Zijin Mining Group Co., Ltd. (Norton Gold Fields Pty Ltd.)
Higginsville (Dry Creek)	A$0.72/gram gold ore milled(1) (effective 0.85% NSR)	Gold	Australia	Producing	Karora Resources Inc.
Wonmunna	1.25% to 1.5% GRR (>A$100/t iron ore)	Iron Ore	Australia	Producing	Mineral Resources Limited
Koolyanobbing (part of Deception & Altair pits)	2.0% FOB Revenue	Iron Ore	Australia	Producing	Mineral Resources Limited
Brauna	0.5% GRR	Diamonds	Brazil	Producing	Lipari Mineração Ltda.
Mt Ida	1.5% NSR (>10Koz Au production)	Gold	Australia	Development	Aurenne Group Pty Ltd.
Bulong	1.0% NSR	Gold	Australia	Development	Black Cat Syndicate Limited
Otto Bore	2.5% NSR (on cumulative 42,000 - 100,000 oz production)	Gold	Australia	Development	Northern Star Resources Ltd.
South Railroad	0.633% NSR + advance royalty payments	Gold	USA	Development	Gold Standard Ventures Corp.
Bullabulling	A$10/oz gold royalty (>100Koz production)	Gold	Australia	Development	Zijin Mining Group Co., Ltd. (Norton Gold Fields Pty Ltd.)
Lynn Lake (MacLellan)(2)	2.0% GPR (post initial capital recovery)	Gold	Canada	Development	Alamos Gold Inc.
Limpopo (Dwaalkop)	1% GRR	Platinum, palladium, rhodium, gold, copper and nickel	South Africa	Development	Sibanye Stillwater Ltd.
Limpopo (Messina)	0.704% GRR	Platinum, palladium, rhodium, gold, copper and nickel	South Africa	Development	Sibanye Stillwater Ltd.
Goldlund	1.0% NSR	Gold	Canada	Development	Treasury Metals Inc.
El Molino	0.5% NSR	Gold, silver, copper and molybdenum	Peru	Development	China Minmetals/ Jiangxi Copper
British King	1.5% NSR on the first 10,000 oz and 5.25% stream thereafter	Gold	Australia	Development (Care & Maintenance)	Central Iron Ore Ltd
Brightstar Alpha	2% GRR	Gold	Australia	Development (Care & Maintenance)	Brightstar Resources Limited
Bowdens	0.85% GRR	Silver-lead-zinc	Australia	Development	Silver Mines Limited
Pedra Branca	1.0% NSR	Nickel, copper, cobalt, PGM’s, Chrome	Brazil	Development	ValOre Metals Corp.

8

Vox Royalty Corp. Management Discussion & Analysis For the three and six months ended June 30, 2022

Pitombeiras	1.0% NSR	Vanadium, Titanium, Iron Ore	Brazil	Development	Jangada Mines plc
Yellow Giant	Stream on 100% of silver produced on first 6,667 oz monthly, then 50% of monthly silver produced in excess	Silver	Canada	Development (Care & Maintenance)	MCC Canadian Gold Ventures Inc.
Mt. Moss	1.5% NSR	Base metals and silver	Australia	Development (Care & Maintenance)	Mt Moss Mining Pty Ltd.
Uley	1.5% GRR	Graphite	Australia	Development	Quantum Graphite Limited
Sulphur Springs	A$2/t ore PR (A$3.7M royalty cap)	Copper, zinc, lead, silver	Australia	Development	Develop Global Limited
Kangaroo Caves	A$2/t ore PR (40% interest)	Copper, zinc, lead, silver	Australia	Development	Develop Global Limited
Brits(3)	1.75% GSR (or ~C$1.03/tonne annual cap)	Vanadium	South Africa	Development	Bushveld Minerals Limited
Montanore	$0.20/ton	Silver, copper	USA	Development	Hecla Mining Company
Kenbridge	1% NSR (buyback for C$1.5M)	Nickel, copper, cobalt	Canada	Development	Tartisan Nickel Corp.
Ashburton	1.75% GRR (>250K oz)	Gold	Australia	Exploration	Kalamazoo Resources Limited
Beschefer	0.6% NSR (partial buyback)	Gold	Canada	Exploration	Goldseek Resources Inc.
Kelly Well	10% FC (converts to 1% NSR)	Gold	Australia	Exploration	Dacian Gold Limited
New Bore	10% FC (converts to 1% NSR)	Gold	Australia	Exploration	Dacian Gold Limited
Millrose	1.0% GRR	Gold	Australia	Exploration	Jindalee Resources Limited
Kookynie (Melita)	A$1/t ore PR (>650Kt ore mined and treated)	Gold	Australia	Exploration	Genesis Minerals Ltd.
Kookynie (Consolidated Gold)	A$1/t ore PR (with gold grade escalator(4))	Gold	Australia	Exploration	Metalicity Limited
Green Dam	2.0% NSR	Gold	Australia	Exploration	St. Barbara Limited
Holleton	1.0% NSR	Gold	Australia	Exploration	Ramelius Resources Limited
Yamarna	A$7.50/oz discovery payment	Gold	Australia	Exploration	Gold Road Resources Ltd.
West Kundana	Sliding scale 1.5% to 2.5% NSR	Gold	Australia	Exploration	Evolution Mining Ltd
Merlin	0.75% GRR (>250K oz)	Gold	Australia	Exploration	Black Cat Syndicate Limited
West Malartic (Chibex South)	0.66% NSR	Gold	Canada	Exploration	Agnico Eagle Mines Limited
Bulgera	1% NSR	Gold	Australia	Exploration	Norwest Minerals Limited
Comet Gold	1% NSR	Gold	Australia	Exploration	Accelerate Resources Ltd.
Mount Monger	1% NSR	Gold	Australia	Exploration	Mt Monger Resources Ltd.
Forest Reefs	1.5% NSR	Gold and copper	Australia	Exploration	Newcrest Mining Limited
Montana Assets (Option)	1.5% NSR	Gold, copper	USA	Exploration	Privately held
Mexico Assets	1.0% NSR	Silver, lead, zinc	Mexico	Exploration	Privately held
Barabolar Surrounds	1.0% GRR	Silver-lead-zinc	Australia	Exploration	Silver Mines Limited

9

Vox Royalty Corp. Management Discussion & Analysis For the three and six months ended June 30, 2022

Alce	3.0% GRR	Gold, copper	Peru	Exploration	Compania Minera Santa Raquel SAC
Volga	2.0% GRR	Copper	Australia	Exploration	Novel Mining
Thaduna	1.0% NSR	Copper	Australia	Exploration	Sandfire Resources Limited
Glen	0.2% FOB RR	Iron ore	Australia	Exploration	Sinosteel Midwest Corporation
Anthiby Well	0.25% GRR	Iron ore	Australia	Exploration	Hancock Prospecting
Lynn Lake (Nickel)	2% GPR (post initial capital recovery)	Nickel, copper, cobalt	Canada	Exploration	Corazon Mining Ltd.
Phoebe	3% GRR	Gold, silver, copper	Peru	Exploration	Titan Minerals Ltd.
Cart	3% GRR	Gold, silver, copper	Peru	Exploration	Titan Minerals Ltd.
Jaw	3% GRR	Gold, silver, copper	Peru	Exploration	Titan Minerals Ltd.
Colossus	3% GRR	Gold, silver, copper	Peru	Exploration	Titan Minerals Ltd.

Notes:

(1)	Royalty rate per gram of gold = A$0.12 x (price of gold per gram at Perth Mint / A$14) = A$0.72/gram gold ore milled, as at 31 March 2022.
(2)	Covers only a portion of the MacLellan deposit and not all reserves disclosed by Alamos Gold Inc.
(3)	Covers the Uitvalgrond Portion 3 of the Brits project and not all reserves disclosed by Bushveld Minerals Limited.
(4)	Royalty = A$1 / Tonne (for each Ore Reserve with a gold grade <= 5g/t Au), for grades > 5g/t Au royalty = ((Ore grade per Tonne - 5) x 0.5)+1)

Summary of Quarterly Results

The following table presents a summary of the Company’s quarterly results of operations for each of its last eight quarters.

	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020
	$	$	$	$	$	$	$	$
Statement of income (loss) and comprehensive income (loss)
Revenues	1,750,754	1,471,019	574,214	1,223,493	1,314,030	539,980	115,975	10,252
Gross profit	1,444,878	1,164,293	199,656	946,711	1,053,487	479,271	99,905	5,486
Operating expenses	1,476,025	1,452,661	1,772,277	1,451,402	1,368,146	1,398,592	1,955,179	2,699,519
Net income (loss)	432,569	(240,392)	(4,320,912)	(1,251,384)	2,057,694	(617,417)	(2,751,464)	(2,284,933)
Net income (loss) per share	0.01	(0.01)	(0.11)	(0.03)	0.05	(0.02)	(0.09)	(0.07)

Statement of Financial Position
Total assets	39,805,541	27,008,128	27,305,421	28,109,626	30,161,290	29,024,889	15,186,635	17,208,862
Total non-current liabilities	2,784,804	4,265,101	4,666,998	2,686,334	1,862,249	1,976,007	1,042,642	629,705

Statement of Cash Flows
Net cash flows from (used in) operating activities	(209,829)	(404,825)	417,973	1,346,103	(427,511)	(568,219)	(453,254)	(763,440)
Net cash flows from (used in) investing activities	(4,127,051)	831,240	(1,729)	(1,021,553)	(4,651,327)	(3,679,021)	(548,540)	(1,139,770)
Net cash flows from (used in) financing activities	139,767	179,243	(13,640)	(1,040,785)	(152,628)	11,850,111	143,369	42,864

Second Quarter Results

Operating results herein are discussed primarily with respect to the comparable quarter in the prior year. The “quarter” or “Q2 2022” refers to the three-month period ended June 30, 2022 and the “comparable quarter” or “Q2 2021” refers to the three-month period ended June 30, 2021.

Revenues

Total royalty revenue receipts for Q2 2022 were $3,165,030 compared to $1,314,030 in the comparable quarter. The Q2 2022 revenue receipts were allocated as follows:

•	$1,414,276 to royalty, stream and other interests on the Balance Sheet (representing pre-May 26, 2022 Wonmunna revenues); and
•	$1,750,754 to the income statement.

10

Vox Royalty Corp. Management Discussion & Analysis For the three and six months ended June 30, 2022

The portion of Wonmunna revenue relating to the period April 1, 2022 to May 25, 2022, representing the period prior to Vox’s acquisition date of the royalty asset, has been capitalized as an offset to the acquisition purchase price of the Wonmunna royalty on May 26, 2022. The Company’s Q2 2022 revenue growth was largely driven by record quarterly gold royalty revenues from the Segilola royalty asset, along with inaugural revenues earned from the Wonmunna iron ore royalty asset.

Operating Expenses

Operating expenses for the quarter were $1,476,025, up from $1,368,146 in the comparable quarter. The increase in expenditures was primarily related to the following:

•	Increase in general and administration costs of $180,463. The increase is primarily related to the Nasdaq listing costs incurred during the period of $145,898.
•	Decrease in share-based compensation of $72,584.

Other Income (Expenses)

Other income for the quarter was $945,236, down from $2,372,353 in the comparable quarter. The decrease in income was primarily related to the following:

•	In Q2 2021, the Company realized a gain on sale of two royalty assets of $2,030,700;
•	In Q2 2022, Vox realized a loss on the sale of investments of $407,727 related to the sale of Electric Royalties Ltd. shares;
•	Fair value change income on embedded derivatives of $1,570,823 during the quarter vs. $162,174 in Q2 2021. The income during the quarter was primarily a result in the drop in the Company’s share price at June 30, 2022 compared to March 31, 2022, along with a shorter timeline to expiry date for warrants and Performance Share Units (“PSUs”). In the comparable quarter, the income charge was primarily driven by a decrease in the Company’s share price as at June 30, 2021 compared to March 31, 2021; and
•	Foreign exchange loss of $226,206 in Q2 2022 vs. gain of $173,151 in the comparable quarter.

Income tax expense

During the quarter, the Company recorded a current income tax expense of $57,155 and a deferred tax expense of $424,365 vs. $nil in the comparable quarter.

Net Loss

The net income and comprehensive income for the quarter was $432,569 vs. $2,057,694 in the comparable quarter. On a per share basis, the net income was $0.01 for Q2 2022 vs. $0.05 in the comparable quarter. The net income for each of the periods is from the results of operations discussed above.

Year-To-Date 2022 Results

Operating results herein are discussed primarily with respect to the comparable period in the prior year. “YTD” or “6M2022” refers to the six-month period ended June 30, 2022 and the “comparable period” or “6M2020” refers to the six-month period ended June 30, 2021.

Revenues

Total Revenues for the YTD were $4,636,049 compared to $1,854,010 in the comparable period. The 6M2022 revenues were allocated as follows:

•	$1,414,276 to royalty, stream and other interests on the Balance Sheet (pre-May 26, 2022 Wonmunna revenue); and
•	$3,221,773 to the income statement.

The portion of Wonmunna revenue relating to the period April 1, 2022 to May 25, 2022, representing the period prior to Vox’s acquisition date of the royalty asset, has been capitalized as an offset to the acquisition purchase price of the Wonmunna royalty on May 26, 2022. The 6M2022 revenue growth was largely driven by the first full half year of gold royalty revenues from the Segilola gold royalty asset, which benefited from high sustained production and gold prices, along with inaugural revenues earned from the Wonmunna iron ore royalty asset.

Operating Expenses

Operating expenses for the YTD were $2,928,686, up from $2,766,738 in the comparable period. The increase in expenditures was primarily related to the Nasdaq listing costs incurred during the period of $145,898.

11

Vox Royalty Corp. Management Discussion & Analysis For the three and six months ended June 30, 2022

Other Income (Expenses)

Other income for the 6M2022 period was $1,097,058, down from $2,674,257 in the comparable period. The decrease in income was primarily related to the following:

•	In 6M2021, the Company realized a gain on sale of two non-core graphite royalty assets of $2,030,700;
•	In 6M2022, Vox realized a loss on the sale of investments of $604,574, related to the sale of Electric Royalties Ltd. shares;
•

Fair value change income on embedded derivatives of $1,853,195 during the period vs. $541,392 in 6M2021. The income during both periods was primarily a result in the drop in the Company’s share price at June 30th of each year compared to December 31st of each prior year, along with a shorter timeline to expiry date for warrants and PSUs; and

•	Foreign exchange loss of $162,980 YTD vs. gain of $206,694 in the comparable year.

Income tax expense

During the 6M2022 period, the Company recorded a current income tax expense of $253,863 and a deferred tax expense of $331,503 vs. $nil in the comparable period.

Net Loss

The net income and comprehensive income for the YTD was $192,177 vs. $1,440,277 in the comparable period. On a per share basis, the net income was $0.00 for the period vs. net income of $0.04 in the comparable period. The net income for each of the periods is from the results of operations discussed above.

Liquidity and Capital Resources

The Company’s working capital and liquidity position as at June 30, 2022 comprised current assets of $5,046,933, including cash and cash equivalents of $1,532,542. Against current liabilities of $2,130,022, this resulted in net working capital of $2,916,911. This compares to current assets of $8,137,955 and net working capital of $6,209,207 as at December 31, 2021.

Cash Flows Used in Operations

Cash flows used in operations in Q2 2022 were $209,829 vs. $427,511 in Q2 2021. The decrease during the period is mainly a result of reduced income from operating activities prior to non-cash working capital changes, which is primarily related to the Nasdaq listing costs incurred during the period, offset with a smaller increase in accounts receivables related to revenues recorded on the income statement, an increase in accounts payable, and an increase in current income tax liabilities vs. the comparable period.

Cash flows used in operations in 6M2022 were $614,654 vs. $999,480 in the comparable period. The decrease during the period is mainly a result of reduced income from operating activities prior to non-cash working capital changes, a smaller increase in accounts receivable related to revenues recorded on the income statement, a decrease in accounts payable, and an increase in current income tax liabilities vs. the comparable period.

Cash Flows From (Used in) Investing Activities

Cash flows used in investing in Q2 2022 were $4,127,051 vs. $4,651,327 in the comparable quarter. In the current period, the Company spent $4,144,265 on the acquisition of royalties, increased restricted cash related to the Wonmunna royalty acquisition of $700,000 and earned proceeds of $714,685 on the sale of investments. The comparable period spend was primarily related to the acquisition of royalties.

Cash flows used in investing in 6M2022 were $3,295,811 vs. $8,326,598 in the comparable period. In the current period, the Company spent $4,144,265 on the acquisition of royalties, increased restricted cash related to the Wonmunna royalty acquisition of $700,000 and earned proceeds of $1,545,925 on the sale of investments. The comparable period spend was primarily related to the acquisition of royalties.

Cash Flows from Financing Activities

Cash flows from financing activities for Q2 2022 were $139,767 vs. a spend of $152,628 in the comparable quarter. During the period, the Company received $288,069 on the exercise of warrants offset with $120,754 spent to purchase and cancel 48,400 Vox common shares and $27,548 on share issue costs. In the comparable quarter, the Company spent $152,628 on share issue costs related to its March 2021 offering of units.

Cash flows from financing activities in 6M2022 were $319,010 vs. $11,697,483 in the comparable period. During the period, the Company received $532,422 on the exercise of warrants offset with $185,864 spent to purchase and cancel 70,100 Vox common shares and $27,548 on share issue costs. In the comparable period, the Company completed a financing for net proceeds of $12,388,490, offset with $691,007 spent to purchase and cancel 280,800 Vox common shares.

12

Vox Royalty Corp. Management Discussion & Analysis For the three and six months ended June 30, 2022

With respect to the interim investment of excess working capital, the Company holds only cash, and it does not hold debt instruments issued by third parties, nor does it hold any material equities or other temporary investments of any kind.

The Company’s management believes current financial resources will be adequate to cover anticipated expenditures for general and administration and project evaluation costs and anticipated minimal capital expenditures for the foreseeable future. Vox’s long-term capital requirements are primarily affected by ongoing activities related to the acquisition or creation of royalties and streams. The Company currently, and generally at any time, has acquisition opportunities in various stages of active review. In the event of the acquisition of one or more significant royalties or streams, Vox may seek additional debt or equity financing as necessary.

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Commitments and Contingencies

As at June 30, 2022, the Company did not have any right-of-use assets or lease liabilities.

The Company is committed to minimum annual lease payments for its premises, which renews on a quarterly basis, and certain consulting agreements, as follows:

July 1, 2022 to June 30, 2023
$
Leases	12,980
Consulting agreements	21,837

34,817

The Company is responsible for making certain milestone payments in connection with royalty acquisitions, which become payable on certain royalty revenue or cumulative production thresholds being achieved, as follows:

Royalty	$
Limpopo(1)	6,906,720
Janet Ivy(1)	2,070,154
Goldlund(1)	1,319,261
Brits(1)	1,250,000
Bullabulling(2)	690,051
Koolyanobbing	517,538
El Molino	450,000
Uley(1)	151,811

13,355,535

(1)	The milestone payments may be settled in either cash or common shares of the Company, at the Company’s election.
(2)	The milestone payments may be settled in cash or ½ cash and ½ common shares of the Company, at the Company’s election.

Related Party Transactions

Related parties include the Company’s Board of Directors and Management, as well as close family and enterprises that are controlled by these individuals and certain persons performing similar functions. Other than indicated below, the Company entered into no related party transaction during the three and six months ended June 30, 2022 and 2021.

Key management personnel compensation

The remuneration of directors and other members of key management personnel during the three and six months ended June 30, 2022 and 2021 were as follows:

	Three months ended June 30, 2022	Three months ended June 30, 2021	Six months ended June 30, 2022	Six months ended June 30, 2021

Short-term employee benefits	468,765	419,584	1,044,625	975,834
Share-based compensation	21,576	205,499	181,830	171,405

	490,341	625,083	1,226,455	1,147,239

13

Vox Royalty Corp. Management Discussion & Analysis For the three and six months ended June 30, 2022

Changes in Accounting Policies

There were no changes in accounting policies during the six months ended June 30, 2022.

Recent Accounting Pronouncements

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods commencing on or after January 1, 2023. Many are not applicable or do not have a significant impact to the Company and have been excluded. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

IAS 1 - Presentation of Financial Statements (“IAS 1”)

IAS 1 was amended in January 2020 to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or noncurrent is based solely on a company’s right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company’s own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. The amendments are effective for annual periods beginning on January 1, 2023.

Outstanding Share Data

The authorized share capital of the Company is an unlimited number of common shares without par value.

As at June 30, 2022 and August 15, 2022, the issued and outstanding securities were as follows:

	June 30, 2022	August 15, 2022
	#	#
Common shares issued and outstanding	44,397,266	●
Warrants	8,697,550	●
Stock options	1,603,984	●
Restricted share units	760,770	●
Performance share units	887,946	●

Fully diluted common shares	56,347,516	●

Critical Accounting Judgements and Estimates

The preparation of the unaudited condense interim consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions that affect the amounts reported in the unaudited condensed interim consolidated financial statements. Estimates and assumptions are based on management’s best knowledge of the relevant facts and circumstances. However, actual results may differ from those estimates included in the consolidated financial statements.

The Company’s significant accounting policies and estimates are disclosed in Notes 2 and 3 of the unaudited condensed interim consolidated financial statements.

Financial Instruments

The Company’s risk exposures and the impact on the financial instruments are summarized below. There have been no material changes to the risks, objectives, policies and procedures during the six months ended June 30, 2022 and the year ended December 31, 2021.

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and accounts receivable in the ordinary course of business. In order to mitigate its exposure to credit risk, the Company maintains its cash in high quality financial institutions and closely monitors its accounts receivable balances. The Company’s accounts receivable are subject to the credit risk of the counterparties who own and operate the mines underlying Vox’s royalty and streaming portfolio.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. In managing liquidity risk, the Company takes into account anticipated cash flows from operations and holding of cash and cash equivalents. As at June 30, 2022, the Company had cash and cash equivalents of $1,532,542 (December 31, 2021 - $5,064,802) and working capital of $2,916,911 (December 31, 2021 - $6,209,207).

14

Vox Royalty Corp. Management Discussion & Analysis For the three and six months ended June 30, 2022

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Financial instruments that impact the Company’s net income due to currency fluctuations include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, income taxes payable and derivative and other liabilities denominated in Canadian and Australian dollars. Based on the Company’s Canadian and Australian denominated monetary assets and liabilities at June 30, 2022, a 10% increase (decrease) of the value of the Canadian and Australian dollar relative to the United States dollar would increase (decrease) net income and other comprehensive income by $616,000.

Interest rate risk

The Company has cash balances with rates that fluctuate with the prevailing market rate. The Company’s current policy is to invest excess cash in cash accounts or short-term interest-bearing securities issued by chartered banks. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks. The Company does not use any derivative instrument to reduce its exposure to interest rate risk.

Commodity and share price risk

The Company’s royalties are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of precious and base metals are the primary drivers of the Company’s profitability and ability to generate free cash flow. All of the Company’s future revenue is not hedged in order to provide shareholders with full exposure to changes in the market prices of these commodities.

The Company’s financial results may be significantly affected by a decline in the price of precious and/or base metals. The price of precious and base metals can fluctuate widely, and is affected by numerous factors beyond the Company’s control.

Fair value of financial instruments

The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and income tax liabilities on the consolidated statements of financial position approximate fair value because of the limited term of these instruments.

The fair value of derivative and other liabilities were estimated based on the assumptions disclosed in Notes 9 and 13 of the unaudited condensed interim consolidated financial statements.

The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

•	Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2 - Inputs other than quoted prices include din Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices): and
•	Level 3 - Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As at June 30, 2022 and December 31, 2021, the Company does not have any financial instruments measured at fair value after initial recognition, except derivative and other liabilities, which are calculated using Level 3 inputs.

The following table provides information about financial assets and liabilities measured at fair value in the unaudited condensed interim consolidated statements of financial position and categorized by level according to the significance of the inputs used in making the measurements.

As at June 30, 2022

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Derivative and other liabilities	-	-	(1,035,418)	(1,035,418)

	-	-	(1,035,418)	(1,035,418)

Level 3 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 3 as at June 30, 2022 and December 31, 2021. These financial instruments are measured at fair value utilizing non-observable market inputs. The gains and losses are recognized in the unaudited condensed interim consolidated statements of loss and comprehensive loss.

15

Vox Royalty Corp. Management Discussion & Analysis For the three and six months ended June 30, 2022

	June 30, 2022	December 31, 2021
	$	$
Balance, beginning of year	3,327,672	1,042,642
Issuance of financing warrants	-	1,372,247
Change in valuation of financing warrants	(1,853,195)	517,971
Share-based compensation expense on PSUs	(439,059)	394,812

Balance, end of year	1,035,418	3,327,672

Capital management

The Company’s primary objective when managing capital is to maximize returns for its shareholders by growing its asset base through accretive acquisitions of royalties, streams and other interests, while optimizing its capital structure by balancing debt and equity. As at June 30, 2022, the capital structure of the Company consists of $34,890,715 (December 31, 2021 - $20,709,675) of total equity, comprising of share capital, equity reserves, and deficit. The Company was not subject to any externally imposed capital requirements.

Internal Controls Over Financial Reporting

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have established processes to provide them with sufficient knowledge to support representations that they have exercised reasonable diligence that: (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the consolidated financial statements; and (ii) the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented. In contrast to the certificate required for non‐venture issuers under National Instrument 52‐109 - Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52‐109”), the corresponding certificate for venture issuers does not include representations relating to the establishment and maintenance of disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in NI 52‐109 in Canada and under the Securities Exchange Act of 1934, as amended, in the United States. In particular, the certifying officers of the Company do not make any representations relating to the establishment and maintenance of:

i.

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii.	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company’s CEO and CFO are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in the corresponding certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost-effective basis DC&P and ICFR as defined in NI 52‐109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation, as further described under “Limitations of Controls and Procedures” below.

Changes in Internal Controls

There were no changes in internal controls of the Company during the three and six months ended June 30, 2022 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the CEO and the CFO, believe that any DC&P or ICFR, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

16

Vox Royalty Corp. Management Discussion & Analysis For the three and six months ended June 30, 2022

Risks and Uncertainties

Global Financial Conditions

Global financial conditions can be volatile. Financial markets historically at times experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. In particular, the conflict between Russia and Ukraine and any restrictive actions that are or may be taken by Canada, the U.S., and other countries in response thereto, such as sanctions or export controls, could have potential negative implications to the financial markets. Accordingly, the market price of Vox’s common shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted, and the trading price of its common shares may be materially adversely affected.

Market events and conditions, including the disruptions in the international credit markets and other financial systems, along with falling currency prices expressed in United States dollars can result in commodity prices remaining volatile. These conditions can cause a loss of confidence in global credit markets resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, tighter regulations, less liquidity, widening credit spreads, less price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks and investment banks, insurers and other financial institutions caused the broader credit markets to be volatile and interest rates to remain at historical lows. These events can be illustrative of the effect that events beyond the Company’s control may have on commodity prices, demand for metals, including gold, silver, copper, lead and zinc, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business.

Access to additional sources of capital, including conducting public financings, can be negatively impacted by disruptions in the international credit markets and the financial systems of other countries, as well as concerns over global growth rates. These factors could impact the ability of Vox to obtain both debt and equity financing in the future and, if obtained, on terms favourable to Vox. Increased levels of volatility and market turmoil can adversely impact the operations of Vox and the value, and the price of common shares of the Company could be adversely affected.

Dependence on third-party operators

The Company is not and will not be directly involved in the exploration, development and production of minerals from, or the continued operation of, the mineral projects underlying the royalties or streams that are or may be held by the Company. The exploration, development and operation of such properties is determined and carried out by third-party owners and operators thereof and any revenue that may be derived from the Company’s asset portfolio will be based on production by such owners and operators. Third-party owners and operators will generally have the power to determine the manner in which the properties are exploited, including decisions regarding feasibility, exploration and development of such properties or decisions to commence, continue or reduce, or suspend or discontinue production from a property. The interests of third-party owners and operators and those of the Company may not always be aligned. As an example, it will usually be in the interest of the Company to advance development and production on properties as rapidly as possible, in order to maximize near-term cash flow, while third-party owners and operators may take a more cautious approach to development, as they are exposed to risk on the cost of exploration, development and operations. Likewise, it may be in the interest of owners and operators to invest in the development of, and emphasize production from, projects or areas of a project that are not subject to royalties, streams or similar interests that are or may be held by the Company. The inability of the Company to control or influence the exploration, development or operations for the properties in which the Company holds or may hold royalties or streams may have a material adverse effect on the Company’s business, results of operations and financial condition. In addition, the owners or operators may take action contrary to the Company‘s policies or objectives; be unable or unwilling to fulfill their obligations under their agreements with the Company; or experience financial, operational or other difficulties, including insolvency, which could limit the owner or operator’s ability to advance such properties or perform its obligations under arrangements with the Company.

The Company may not be entitled to any compensation if the properties in which it holds or may hold royalties or streams discontinue exploration, development or operations on a temporary or permanent basis.

The owners or operators of the projects in which the Company holds an interest may, from time to time, announce transactions, including the sale or transfer of the projects or of the operator itself, over which the Company has little or no control. If such transactions are completed, it may result in a new operator, which may or may not explore, develop or operate the project in a similar manner to the current operator, which may have a material adverse effect on the Company‘s business, results of operations and financial condition. The effect of any such transaction on the Company may be difficult or impossible to predict.

17

Vox Royalty Corp. Management Discussion & Analysis For the three and six months ended June 30, 2022

Royalties, streams and similar interests may not be honoured by operators of a project

Royalties and streams are typically contractually based. Parties to contracts do not always honour contractual terms and contracts themselves may be subject to interpretation or technical defects.

Non-performance by the Company’s counterparties may occur if such counterparties find themselves unable to honor their contractual commitments due to financial distress or other reasons. In such circumstances, the Company may not be able to secure similar agreements on as competitive terms or at all. No assurance can be given that the Company’s financial results will not be adversely affected by the failure of a counterparty or counterparties to fulfil their contractual obligations in the future. Such failure could have a material adverse effect on the Company’s business, results of operations and financial condition.

To the extent grantors of royalties or streams that are or may be held by the Company do not abide by their contractual obligations, the Company may be forced to take legal action to enforce its contractual rights. Such litigation may be time consuming and costly and, as with all litigation, no guarantee of success can be made. Should any such decision be determined adversely to the Company, it may have a material adverse effect on the Company‘s business, results of operations and financial condition.

Limited or no access to data or the operations underlying its interests

The Company is not, and will not be, the owner or operator of any of the properties underlying its current or future royalties or streams and has no input in the exploration, development or operation of such properties. Consequently, the Company has limited or no access to related exploration, development or operational data or to the properties themselves. This could affect the Company’s ability to assess the value of a royalty or similar interest. This could also result in delays in cash flow from that anticipated by the Company, based on the stage of development of the properties underlying its royalties and similar interests. The Company’s entitlement to payments in relation to such interests may be calculated by the royalty payors in a manner different from the Company’s projections and the Company may not have rights of audit with respect to such interests. In addition, some royalties, streams or similar interests may be subject to confidentiality arrangements that govern the disclosure of information with regard to such interests and, as a result, the Company may not be in a position to publicly disclose related non-public information. The limited access to data and disclosure regarding the exploration, development and production of minerals from, or the continued operation of, the properties in which the Company has an interest may restrict the Company’s ability to assess value, which may have a material adverse effect on the Company’s business, results of operations and financial condition. The Company attempts to mitigate this risk by leveraging the proprietary database previously held by Mineral Royalties Online (“MRO”), which was acquired by Vox in 2020. MRO was a specialist royalty advisory firm with extensive experience in royalty due diligence, sale processes and principal investment. The MRO team have collectively been involved in over $1 billion of royalty transactions across hundreds of royalty agreements over the past 20 years and have historically held senior exploration and commercial roles at major mining companies and financial institutions. In addition, the Company also plans to cultivate close working relationships with carefully selected owners, operators and counterparties in order to encourage information sharing to supplement the historical data and expert analyses provided by the management team formerly with MRO.

Risks faced by owners and operators

To the extent that they relate to the exploration, development and production of minerals from, or the continued operation of, the properties in which the Company holds or may hold royalties, streams or similar interests, the Company will be subject to the risk factors applicable to the owners and operators of such mines or projects.

Mineral exploration, development and production generally involves a high degree of risk. Such operations are subject to all of the hazards and risks normally encountered in the exploration, development and production of metals, including weather related events, unusual and unexpected geology formations, seismic activity, environmental hazards and the discharge of toxic chemicals, explosions and other conditions involved in the drilling, blasting and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to property, injury or loss of life, environmental damage, work stoppages, delays in exploration, development and production, increased production costs and possible legal liability. Any of these hazards and risks and other acts of God could shut down such activities temporarily or permanently. Mineral exploration, development and production is subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability for the owners or operators thereof. The exploration for, and development, mining and processing of, mineral deposits involves significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate.

The Company currently has royalty interests in various exploration-stage projects. While the discovery of mineral deposits may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenditures may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that exploration or development programs planned by the owners or operators of the properties underlying royalties or streams that are or may be held by the Company will result in profitable commercial mining operations. Whether a mineral deposit will be commercially viable depends on a number of factors, including cash costs associated with extraction and processing; the particular attributes of the deposit, such as size, grade and proximity to infrastructure; mineral prices, which are highly cyclical; government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection; and political stability. The exact effect of these factors cannot be accurately predicted but the combination of these factors may result in one or more of the properties underlying the Company’s current or future interests not receiving an adequate return on invested capital. Accordingly, there can be no assurance the properties underlying the Company’s interests will be brought into a state of commercial production.

18

Vox Royalty Corp. Management Discussion & Analysis For the three and six months ended June 30, 2022

Dependence on future payments from owners and operators

The Company will be dependent to a large extent on the financial viability and operational effectiveness of owners and operators of the properties underlying the royalties or streams that are or may be held by the Company. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. Payments may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, recovery by the operators of expenses, the establishment by the operators of mineral reserves for such expenses or the bankruptcy, insolvency or other adverse financial condition of the operator. The Company’s rights to payment under royalties and similar interests must, in most cases, be enforced by contract without the protection of a security interest over property that the Company could readily liquidate. This inhibits the Company’s ability to collect outstanding royalties in the event of a default. In the event of a bankruptcy, insolvency or other arrangement of an operator or owner, the Company will be treated like any other unsecured creditor, and therefore have a limited prospect for full recovery of royalty or similar revenue.

Security over underlying assets

There is no guarantee that the Company will be able to effectively enforce any guarantees, indemnities or other security interests it may have. Should a bankruptcy or other similar event occur that precludes a counterparty from performing its obligations under an agreement with the Company, the Company would have to enforce its security interest. In the event that the counterparty has insufficient assets to pay its liabilities, it is possible that other liabilities will be satisfied prior to the liabilities owed to the Company. In addition, bankruptcy or other similar proceedings are often a complex and lengthy process, the outcome of which may be uncertain and could result in a material adverse effect on the Company.

In addition, because the counterparty may be owned and operated by foreign affiliates, the Company’s security interests may be subject to enforcement and insolvency laws of foreign jurisdictions that vary significantly, and the Company’s security interests may not be enforceable as anticipated. Further, there can be no assurance that any judgments obtained in any local court will be enforceable in those jurisdictions. If the Company is unable to enforce its security interests, there may be a material adverse effect on the Company.

Unknown defects and impairments

A defect in any business arrangement may arise to defeat or impair the claim of the Company to such transaction, which may have a material adverse effect on the Company. It is possible that material changes could occur that may adversely affect management’s estimate of the recoverable amount for any agreement the Company enters into. Impairment estimates, based on applicable key assumptions and sensitivity analysis, will be based on management’s best knowledge of the amounts, events or actions at such time, and the actual future outcomes may differ from any estimates that are provided by the Company. Any impairment charges on the Company’s carrying value of business arrangements could have a material adverse effect on the Company.

Commodities price risk

The revenue derived by the Company from its asset portfolio will be significantly affected by changes in the market price of the minerals underlying each of its royalty and streaming assets. Mineral prices fluctuate on a daily basis and are affected by numerous factors beyond the control of the Company, including levels of supply and demand or industrial development levels. While the Company plans to mitigate this risk by diversifying the underlying commodities in its portfolio of royalties and streams, macro-level factors such as inflation and the level of interest rates, the strength of the U.S. dollar and geopolitical events in significant mining countries will impact mining and minerals industries overall. The conflict between Russia and Ukraine and any restrictive actions that are or may be taken by Canada, the U.S., and other countries in response thereto, such as sanctions or export controls, could have potential negative impacts on commodity prices. External economic factors are, in turn, influenced by changes in international investment patterns, monetary systems and political developments. Each of the minerals underlying the future portfolio of the Company is a commodity, and is by its nature subject to wide price fluctuations and future material price declines could result in a decrease in revenue or, in the case of severe declines that cause a suspension or termination of production by relevant operators, a complete cessation of revenue from royalties, streams or similar interests that the Company may hold. Any such price decline may have a material adverse effect on the Company’s business, results of operations and financial condition.

Acquisition strategy

As part of the Company’s business strategy, it will seek to purchase a diversity of royalties, streams or similar interests from third-party mining companies and others. In pursuit of such opportunities, the Company may fail to select appropriate acquisition targets or negotiate acceptable arrangements, including arrangements to finance acquisitions. The Company cannot ensure that it can complete any acquisition, transaction or business arrangement that it pursues, or is pursuing, on favourable terms or at all, or that any acquisition, transaction or business arrangement completed will ultimately benefit the Company. The Company will seek to mitigate this risk by utilizing the MRO database.

19

Vox Royalty Corp. Management Discussion & Analysis For the three and six months ended June 30, 2022

Risks related to mineral reserves and resources

The mineral reserves and resources on properties underlying the royalties, streams or similar interests that may or will be held by the Company are estimates only, and no assurance can be given that the estimated reserves and resources are accurate or that the indicated level of minerals will be produced. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted by the owners or operators of the properties. Further, it may take many years from the initial phase of drilling before production is possible and, during that time, the economic feasibility of exploiting a discovery may change. Market price fluctuations of commodities, as well as increased production and capital costs or reduced recovery rates, may render the proven and probable reserves on properties underlying the royalties, streams or similar interests that are or may be held by the Company unprofitable to develop at a particular site or sites for periods of time or may render reserves containing relatively lower grade mineralization uneconomic. Moreover, short-term operating factors relating to the reserves, such as the need for the orderly development of ore bodies or the processing of new or different ore grades, may cause reserves to be reduced or not extracted. Estimated reserves may have to be recalculated based on actual production experience. The economic viability of a mineral deposit may also be impacted by other attributes of a particular deposit, such as size, grade and proximity to infrastructure; by governmental regulations and policy relating to price, taxes, royalties, land tenure, land use permitting, the import and export of minerals and environmental protection; and by political and economic stability.

Resource estimates in particular must be considered with caution. Resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill holes or other limited information, which is not necessarily indicative of the conditions between and around drill holes. Such resource estimates may require revision as more drilling or other exploration information becomes available or as actual production experience is gained. Further, resources may not have demonstrated economic viability and may never be extracted by the operator of a property. It should not be assumed that any part or all of the mineral resources on properties underlying the royalties, streams or similar interests that are or may be held by the Company constitute or will be converted into reserves. Any of the foregoing factors may require operators to reduce their reserves and resources, which may have a material adverse effect on the Company’s business, results of operations and financial condition.

Costs may influence return to Company

Net profit royalties and similar interests allow the operator to account for the effect of prevailing cost pressures on the project before calculating a royalty. These cost pressures typically include costs of labour, equipment, electricity, environmental compliance, and numerous other capital, operating and production inputs. Such costs will fluctuate in ways the Company will not be able to predict, will be beyond the control of Company and can have a dramatic effect on the revenue payable on these royalties and similar interests. Any increase in the costs incurred by operators on applicable properties will likely result in a decline in the royalty revenue received by the Company. This, in turn, will affect overall revenue generated by the Company, which may have a material adverse effect on its business, results of operations and financial condition.

Compliance with laws

The Company’s, owners’ and operators’ operations will be subject to various laws, regulations and guidelines. The Company will endeavour to and cause its counterparties to comply with all relevant laws, regulations and guidelines. However, there is a risk that the Company’s and its counterparties’ interpretation of laws, regulations and guidelines, including applicable stock exchange rules and regulations, may differ from those of others, and the Company’s and its counterparties’ operations may not be in compliance with such laws, regulations and guidelines. In addition, achievement of the Company’s business objectives is contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and, where necessary, obtaining regulatory approvals. The impact of regulatory compliance regimes, any delays in obtaining, or failure to obtain regulatory approvals required by the Company or its counterparties may significantly delay or impact the development of the Company’s business and operations, and could have a material adverse effect on the business, results of operations and financial condition of the Company. Any potential non-compliance could cause the business, financial condition and results of the operations of the Company to be adversely affected. Further, any amendment to the applicable rules and regulations governing the activities of the Company and its counterparties may cause adverse effects to the Company’s operations.

The introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations or rules in any of the countries in which the Company may operate could result in an increase in the Company’s taxes payable, or other governmental charges, duties or impositions. No assurance can be given that new tax laws, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted or applied in a manner which could result in the Company’s profits being subject to additional taxation or which could otherwise have a material adverse effect on the Company.

Due to the complexity and nature of the Company’s operations, various tax matters may be outstanding from time to time. If the Company is unable to resolve any of these matters favourably, there may be a material adverse effect on the Company.

Anti-bribery and anti-corruption laws

The Company is subject to certain anti-bribery and anti-corruption laws, including the Corruption of Foreign Public Officials Act (Canada) and the Foreign Corruption Practices Act (United States). Failure to comply with these laws could subject the Company to, among other things, reputational damage, civil or criminal penalties, other remedial measures and legal expenses, which may have a material adverse effect on the Company’s business, results of operations and financial condition. It may not be possible for the Company to ensure compliance with anti-bribery and anti-corruption laws in every jurisdiction in which its employees, agents or sub-contractors are located or may be located in the future.

20

Vox Royalty Corp. Management Discussion & Analysis For the three and six months ended June 30, 2022

In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under anti-bribery and anti-corruption laws, resulting in greater scrutiny and punishment of companies convicted of violating such laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. If the Company is the subject of an enforcement action or is otherwise in violation of such laws, it may result in significant penalties, fines and/or sanctions imposed on the Company, which may have a material adverse effect on the Company’s business, results of operations and financial condition.

Rights of third-parties

Some royalty, stream and similar interests that are or may be held by the Company may be subject to buy-down right provisions, pursuant to which an operator may buy-back all or a portion of the stream or royalty; pre-emptive rights, pursuant to which parties have the right of first refusal or first offer with respect to a proposed sale or assignment of the stream or royalty; or claw back rights, pursuant to which the seller of a stream or royalty has the right to re-acquire the stream or royalty. The exercise of any such rights by the holders thereof may adversely affect the value of the applicable royalty, stream or similar interest of the Company.

Public health crises, including COVID-19 pandemic may significantly impact Vox

Vox’s business, operations and financial condition could be materially adversely affected by public health crises, including epidemics, pandemics and or other health crises, such as the outbreak of COVID-19. The current COVID-19 global health pandemic is significantly impacting the global economy and commodity and financial markets. The full extent and impact of the COVID-19 pandemic is unknown and to date has included extreme volatility in financial markets, a slowdown in economic activity, extreme volatility in commodity prices (including precious metals) and has raised the prospect of a global recession. The international response to COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility and a general reduction in consumer activity, globally. Public health crises, such as the COVID-19 outbreak, can result in operating, supply chain and project development delays that can materially adversely affect the operations of third parties in which Vox has an interest. Mining operations in which Vox holds an interest could be suspended for precautionary purposes or as governments declare states of emergency or other actions are taken in an effort to combat the spread of COVID-19. If the operation or development of one or more of the properties in which Vox holds a royalty, stream or other interest and from which it receives or expects to receive significant revenue is suspended, it may have a material adverse impact on Vox’s profitability, results of operations, financial condition and the trading price of Vox’s securities. The risks to Vox’s business include without limitation, the risk of breach of material contracts and customer agreements, employee health, workforce productivity, increased insurance premiums, limitations on travel, the availability of industry experts and personnel, prolonged restrictive measures put in place in order to control an outbreak of contagious disease or other adverse public health developments globally and other factors that will depend on future developments beyond Vox’s control, which may have a material and adverse effect on Vox’s business, financial condition and results of operations. In addition, Vox may experience business interruptions as a result of suspended or reduced operations at the mines in which Vox has an interest, relating to the COVID-19 outbreak or such other events that are beyond the control of Vox, which could in turn have a material adverse impact on Vox’s business, operating results, financial condition and the market for its securities. As at the date of this MD&A, the duration of any business disruptions and related financial impact of the COVID-19 outbreak cannot be reasonably estimated. It is unknown whether and how Vox may be affected if such pandemic, such as the COVID-19 outbreak, persists for an extended period of time.

Liquidity concerns and future financing requirements

The Company has a limited source of operating revenue and may require additional financing in order to fund its business plan. The Company’s ability to arrange such financing in the future will depend, in part, on prevailing capital market conditions, as well as its business success. There can be no assurance that the Company will be successful in any efforts to arrange additional financing on terms satisfactory to it, or at all. If additional financing is raised by the issuance of Company shares or securities exchangeable for or convertible into Company shares, control of the Company may change, and investors may suffer additional dilution. If adequate funds are not available, or are not available on acceptable terms, the Company may not be able to operate its business at its maximum potential, to expand, to take advantage of other opportunities, or to otherwise remain in business.

In the event that the Company is unable to secure necessary financing in the future, it may be forced to liquidate some or all of its assets, including its investments in other publicly traded issuers. In such event, there is no certainty that such sales would yield sufficient proceeds and such sales could have a material adverse effect on the Company’s business, results of operations and financial condition.

Risks related to foreign jurisdictions and emerging markets

The majority of the properties on which Vox holds royalties or streams are located outside of Canada. The exploration, development and production of minerals from, or the continued operation of, these properties by their owners and operators are subject to the risks normally associated with conducting business in foreign countries. These risks include, depending on the country, nationalization and expropriation, social unrest and political instability, less developed legal and regulatory systems, uncertainties in perfecting mineral titles, trade barriers, exchange controls and material changes in taxation. These risks may, among other things, limit or disrupt the ownership, development or operation of properties, mines or projects in respect of which the royalties or streams that may be held by the Company, restrict the movement of funds, or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation.

21

Vox Royalty Corp. Management Discussion & Analysis For the three and six months ended June 30, 2022

The Company’s plan is to apply various methods, including utilizing the data it will have available from the MRO database, where practicable, to identify, assess and, where possible, mitigate these risks prior to entering into agreements to acquire royalties or streams. Such methods generally include conducting due diligence on the political, social, legal and regulatory systems and on the ownership, title and regulatory compliance of the properties subject to the royalties, streams or similar interests; engaging experienced local counsel and other advisors in the applicable jurisdiction; and negotiating where possible so that the applicable acquisition agreement contains appropriate protections, representations and/or warranties, in each case as the Company deems necessary or appropriate in the circumstances, all applied on a risk-adjusted basis. Notwithstanding all of the foregoing, there can be no assurance, however, that the Company will be able to identify or mitigate all risks relating to holding royalties, streams or similar interests in respect of properties, mines and projects located in foreign jurisdictions (including emerging markets), and the occurrence of any of the factors and uncertainties described above could have a material adverse effect on the Company’s business, results of operations and financial condition.

Foreign currency risks

While the Company reports its financial results in United States dollars, the Company’s investments are in other currencies and many of its royalty interests are denominated and payable in other currencies. Accordingly, the Company is exposed to foreign currency fluctuations. The Company does not currently enter into any derivative contracts to reduce this exposure.

Operating history

Vox has a limited business history. While members of Vox’s management team and the Company’s Board of Directors have significant expertise within the natural resource and finance sectors, Vox itself has a limited history of operations in the royalty and streaming industry, and there can be no assurance that the business will be successful or profitable or the Company will be able to successfully execute its proposed business model and growth strategy. If the Company is unable to execute its business model and growth strategy, it may have a material adverse effect on the Company’s business, results of operations and financial condition.

Competition

There is potential that the Company and its counterparties will face competition from other companies, some of which can be expected to have longer operating histories and greater financial resources. The Company may be at a competitive disadvantage in acquiring additional interests, whether by way of royalty, stream or other form of investment, against these competitors. There can be no assurance that the Company will be able to compete successfully against other companies in acquiring additional royalties, streams or similar interests. In addition, the Company may be unable to acquire royalties, streams or similar interests at acceptable valuations, which may have a material adverse effect on the Company’s business, results of operations and financial condition.

Key employee attraction and retention

The Company’s success is highly dependent on the retention of key personnel who possess specialized expertise and are well versed in the natural resource and finance sectors. The availability of persons with the necessary skills to execute the Company’s business strategy is very limited and competition for such persons is intense. As the Company’s business activity grows, additional key financial and administrative personnel, as well as additional staff, may be required. Although the Company believes it will be successful in attracting, training and retaining qualified personnel, there can be no assurance of such success. If the Company is not successful in attracting, training and retaining qualified personnel, the efficiency of its operations may be affected.

Conflicts of interest

The Company may be subject to various potential conflicts of interest because of the fact that some of its officers, directors and consultants may be engaged in a range of business activities, including certain officers, directors and consultants that provide services to other companies involved in natural resources investment, exploration, development and production. The Company’s executive officers, directors and consultants may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Company. In some cases, the Company’s executive officers, directors and consultants may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Company’s business and affairs and that could adversely affect the Company’s operations. These business interests could require significant time and attention of the Company’s executive officers, directors and consultants.

In addition, the Company may also become involved in other transactions which conflict with the interests of its directors, officers and consultants who may from time to time deal with persons, firms, institutions or corporations with which the Company may be dealing, or which may be seeking investments similar to those desired by it. The interests of these persons could conflict with those of the Company. In addition, from time to time, these persons may be competing with the Company for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

22

Vox Royalty Corp. Management Discussion & Analysis For the three and six months ended June 30, 2022

Litigation risks

The Company may become party to legal claims or disputes with royalty payors arising in the ordinary course of business. There can be no assurance that any such legal claims or disputes will not result in significant costs to the Company and difficulties enforcing its contractual rights. In addition, potential litigation may arise on a property underlying the royalties or streams that are or may be held by the Company. As a royalty or stream holder, the Company will not generally have any influence on the litigation and will not generally have any access to data. Any such litigation that inhibits the exploration, development and production of minerals from, or the continued operation of, a property underlying the royalties or streams that are or may be held by the Company could have a material adverse effect on the Company’s business, results of operations and financial condition.

Dividend policy

The declaration, timing, amount and payment of dividends are at the discretion of the Company Board and will depend upon the Company’s future earnings, cash flows, acquisition capital requirements and financial condition, and other relevant factors. There can be no assurance that the Company will declare a dividend on a quarterly, annual or other basis.

Forward-Looking Information

Certain statements contained in this MD&A may be deemed “forward looking information” or “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. All statements in this MD&A, other than statements of historical fact, that address future events, developments or performance that Vox expects to occur including management’s expectations regarding Vox’s growth, results of operations, estimated future revenues, carrying value of assets, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue estimates, future demand for and prices of commodities, business prospects and opportunities and outlook on commodities and currency markets are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions or variations (including negative variations), or that events or conditions “will”, “would”, “may”, “could” or “should” occur including, without limitation, the performance of the assets of Vox, the realization of the anticipated benefits deriving from Vox’s investments and transactions, the expected developments at the assets underlying Vox’s royalties and streams and Vox’s ability to seize future opportunities. Although Vox believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors, most of which are beyond the control of Vox, and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Vox; fluctuations in the value of the U.S. dollar relative to other currencies; regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Vox holds a royalty, stream or other interest are located or through which they are held; geopolitical events and other uncertainties, such as the conflict between Russia and Ukraine; risks related to the operators of the properties in which Vox holds a royalty, stream or other interests; the unfavorable outcome of litigation relating to any of the properties in which Vox holds a royalty, stream or other interests; business opportunities that become available to, or are pursued by Vox; continued availability of capital and financing and general economic, market or business conditions; litigation; title, permit or license disputes related to interests on any of the properties in which Vox holds a royalty, stream or other interest; development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Vox holds a royalty, stream or other interest; rate and timing of production differences from resource estimates or production forecasts by operators of properties in which Vox holds a royalty, stream or other interest; risks and hazards associated with the business of exploring, development and mining on any of the properties in which Vox holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, and the integration of acquired assets. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Vox holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Vox holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. Vox cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Vox believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. This MD&A contains future-orientated information and financial outlook information (collectively, “FOFI”) about the Company’s revenues from royalties, streams and other projects which are subject to the same assumptions, risk factors, limitations and qualifications set forth in the above paragraphs. FOFI contained in this MD&A was made as of the date of this MD&A and was provided for the purpose of providing further information about the Company’s anticipated business operations. Vox disclaims any intention or obligation to update or revise any FOFI contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. FOFI contained in this MD&A should not be used for the purposes other than for which it is disclosed herein.

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Vox Royalty Corp. Management Discussion & Analysis For the three and six months ended June 30, 2022

Third-Party Market and Technical Information

This MD&A includes market information, industry data and forecasts obtained from independent industry publications, market research and analyst reports, surveys and other publicly available sources. Although the Company believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. Accordingly, the accuracy and completeness of this data is not guaranteed. Actual outcomes may vary materially from those forecast in such reports, surveys or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. The Company has not independently verified any of the data from third party sources referred to herein nor ascertained the underlying assumptions relied on by such sources.

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